                 2003 THIRD QUARTER REPORT
                 NINE MONTHS ENDED SEPTEMBER 30, 2003






      [CANADIAN SUPERIOR LOGO]

                            2003 THIRD QUARTER REPORT

o   MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

The third quarter of 2003 was a very exciting period for Canadian Superior and we continued to make significant progress in dealing with our Western Canadian and Offshore Nova Scotia assets. We aggressively moved forward with activities focused on increasing Western Canadian oil and gas production and we successfully dealt with detailed planning matters to ensure that exploration drilling on our "Mariner Project" commenced on a timely basis in November. At the same time we managed to lay the groundwork for increasing our holdings in the Offshore Nova Scotia area and for establishing a significant joint venture agreement in Trinidad encompassing attractive shallow offshore lands. The joint venture lands in Trinidad are on-trend with the large recently-discovered Angostura and Carapal Ridge oil and gas fields and represents a new `world-class' opportunity for Canadian Superior in one of the most exciting oil and gas exploration basins in the world.

In the Drumheller area, an oil and gas development drilling program was initiated during the third quarter to add new production. To date we have achieved a 100% success rate in the drilling of nine wells. Six wells were completed during the third quarter and produced at a combined rate of approximately 300 boe/d. Three successful additional gas wells were drilled after the end of the third quarter as part of a new 17 well exploration and development drilling program. The three new wells are expected to be tied-in before year-end at an anticipated initial production rate of 500 boe/d.

Offshore Nova Scotia, Canadian Superior and our joint venture partner El Paso proceeded with planning for the first "Mariner Project" exploration well directly offsetting the 1.6 tcf Venture natural gas field. Spudding of the well occurred on November 20, 2003. This is one of the most exciting wells currently drilling in North America. The well is being drilled utilizing the latest in drilling technology and drilling is expected to take approximately 90 days to reach total depth. This well is a high temperature, high pressure well to be drilled to approximately 18,370 feet to evaluate the first of three large structures identified for drilling on the "Mariner Project" license. The well will be one of the deepest wells to be drilled in Canada over the next several months.

In addition to the above-mentioned, during the third quarter of 2003, Canadian Superior was successful in securing a significant joint venture covering a large, shallow offshore license in Trinidad (55,000 acres) with the potential to establish significant oil reserves in the heart of a known hydrocarbons-bearing structural trend.


HIGHLIGHTS OF THIRD QUARTER ACTIVITIES INCLUDE:

o A 137% increase in production to 2,748 boe/d in the third quarter compared to 1,157 boe/d in the third quarter of 2002.

o A 298% increase in Oil and Gas Revenues to $9.1 million in the third quarter compared to $2.3 million in the third quarter of 2002.

o Cash Flow from operations of $4.3 million ($0.05 per share) up substantially compared to $0.3 million ($nil per share) in the third quarter of 2002.

o Net Earnings of $197,000 compared to a loss of $821,000 in the third quarter of 2002.

o Development drilling commenced on our Drumheller area holdings. Six successful oil and gas wells were drilled and completed late the third quarter. Four new oil wells and two new gas wells produced at a combined rate of approximately 300 boe/d.

o Planning proceeded for an expanded exploration and development drilling program on our Drumheller area holdings. 17 new exploration and development locations were surveyed during the third quarter. Three successful gas wells were drilled after the end of the third quarter with production tie-ins expected to be completed prior to year-end. The remaining 14 wells are being licensed and are to be drilled over the next several weeks.

o Preparations continued for the drilling of our next exploration well Offshore Nova Scotia. During the third quarter, Canadian Superior and
     El Paso selected a location for the next exploration well, Well I-85, approximately 9 kilometres northwest of the Sable Island Energy Project's Venture gas field. Spudding occurred November 20, 2003 with drilling expected to continue for approximately 90 days at an estimated cost of US$30 million. El Paso is participating in the "Mariner Project" by paying 2/3 of the costs of the "Mariner" test well to earn a 50% interest in the "Mariner Project". Canadian Superior is retaining a 50% interest and is paying 1/3 of costs of the "Mariner" exploration well.

                          CANADIAN SUPERIOR ENERGY INC.

                            2003 THIRD QUARTER REPORT

o   MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

o Detailed planning and analysis occurred for the November licensing of additional Offshore Exploration Blocks by the Canada-Nova Scotia Offshore Petroleum Board. Canadian Superior announced on November 13, 2003, that Land Parcels #2 and #4 from this licensing round, covering an aggregate of 312,037 acres, had been obtained for a total Work Commitment Bid of $14,107,000.

o On October 8, 2003, as a result of negotiations finalized during the third quarter, we announced the establishment of a significant joint venture with the Petroleum Company of Trinidad and Tobago Limited ("Petrotrin"). The joint venture, known as our "Tradewinds Project", covers 55,000 acres of near shore acreage in the Mayaro Bay/Guayaguayare area, off the East Coast of Trinidad, and is a `world-class' opportunity on-trend with the recently discovered Angostura and Carapal Ridge fields.

o Planning continued for winter access area drilling and testing activities in East Ladyfern area, where two Slave Point natural gas discoveries are to be tested after the return of winter conditions. In addition, a 3-D program covering our 24 section holding is to be shot along with additional area seismic.


OPERATIONS SUMMARY

In Western Canada our third quarter focus was centered on initiating a development drilling program on our Drumheller area holdings. Third quarter production was approximately 2,748 boe/d compared to 2,771 boe/d in the second quarter. Temporary shut-ins associated with re-work activities, combined with natural declines offset a significant portion of new production additions made late in the third quarter. An additional 500 boe/d of Drumheller area production is expected to be added prior to the end of 2003 based solely on the successful drilling of three new gas wells after the end of the third quarter. Further year-end production additions are expected from continued drilling in the Drumheller area and potentially from renewed activities in winter access areas.


WESTERN CANADA
(ALBERTA AND BRITISH COLUMBIA)


CORE AREA OPERATIONS

DRUMHELLER AREA, ALBERTA

The Drumheller area is Canadian Superior's largest single producing area. A significant number of exploration and development targets on our Drumheller holdings have been identified. Six successful oil and gas wells were drilled, completed and tied-in late in the third quarter of 2003 and 17 new exploration and development locations were surveyed. Three successful gas wells were drilled after the end of the third quarter. Production tie-ins for these three new gas wells are expected to be completed prior to year-end. The remaining 14 wells are being licensed and are to be drilled over the next several weeks.

Several 3-D seismic programs were completed in the third quarter covering approximately 19 square miles. Additional 3-D seismic programs are proceeding in the fourth quarter to support ongoing exploration and development activities. An additional 5,600 acres of lands were acquired in the Drumheller area in the third quarter increasing our total acreage holdings to 186,334 gross acres (122,920 net acres) in this area. The Drumheller assets are core holdings that can be enhanced in the following areas:

o    Shallow depth development and exploration drilling.

o    Horizontal well drilling programs.

o    Recompletions, reactivations and facilities optimization programs.

o Commingling production from multiple potentially productive oil and gas zones between surface and 1,400 metres.

o    Examining the potential for a full waterflood program in the Manville "I"
     Pool.

o    Exploration in untouched deeper drilling horizons.

o Coalbed methane development. We have identified coalbed methane potential in our existing wellbores and on our undeveloped lands.

                          CANADIAN SUPERIOR ENERGY INC.

                            2003 THIRD QUARTER REPORT

o   MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

Canadian Superior owns extensive seismic data in the Drumheller area as well as key infrastructure assets consisting of interests in three gas plants, three oil batteries, 20 production facilities and 130 kilometres of company-operated pipelines.


PROPOSED WINTER AREA OPERATIONS

EAST LADYFERN AREA, ALBERTA (50%-75% WI, OPERATED): The East Ladyfern area is a significant high impact exploration area for Canadian Superior that is only accessible in winter months. We currently hold 24 contiguous sections of land in this area. During the first quarter, we successfully completed two Slave Point gas wells jointly with our partner El Paso, who farmed-in and participated to earn 25%. Based on preliminary results, we are hopeful that our new discoveries will result in establishment of a new Slave Point natural gas field. Planning continued in the third quarter for completion of testing of the two new wells once winter conditions settle in. Plans have also been developed to proceed with a 3-D seismic program during the fourth quarter followed by the drilling of additional follow-up wells. A multi-well program is expected to follow. Pipeline routes have been surveyed and plans have been submitted to government agencies.

WINDFALL (100% WI, OPERATED): Gas gathering and facilities optimization projects have been implemented, additional lands have been acquired and plans for a potential three well winter drilling program are being considered. The primary targets are Gething, Nordegg and Notikewan natural gas targets. Seismic interpretation has also identified a deep oil bearing objective that may result in a high impact exploration well being drilled this winter.

TWINING (66.7% WI, OPERATED): During the third quarter of 2003, Canadian Superior drilled a horizontal Pekisko gas well in the Twining area of Central Alberta. The well has been cased as a potential gas well and it is currently being completed. Testing and tie-in operations are expected to be completed prior to year-end.


BRITISH COLUMBIA: UMBACH AND ALTARES

UMBACH (62.5%-100% WI, OPERATED): The Umbach area, is a potential high impact area. Canadian Superior is focusing on a deep objective in the Slave point formation that is on-trend west of the Ladyfern area. Seismic in the area is currently being reviewed and drilling of this high impact play is still being considered for the upcoming winter drilling program.

ALTARES (33%-100% WI, OPERATED): In the Altares area of northeast British Columbia, Canadian Superior holds a large acreage position on an exciting foothills overthrust prospect jointly with Unocal Canada Limited where we are targeting the Mississippian formation for future drilling. This high impact prospect is adjacent to two recent major discoveries by Anadarko and is directly on-trend and analogous to the large Kobes Creek natural gas field.


LAND INVENTORY

During the third quarter our Western Canadian undeveloped acreage holdings increased through the addition of 5,600 gross acres (5,440 net acres). Our undeveloped land acreage at the end of the third quarter was approximately 186,828 gross acres (159,044 net acres) with an average working interest of 85%. Our Drumheller area acreage currently stands at 93,877 gross acres (78,965 net acres). We intend to actively add to our undeveloped land holdings, with a particular focus on the Drumheller area, to support active drilling initiatives targeting new production and reserves growth.


EASTERN CANADA (OFFSHORE NOVA SCOTIA)

Given our recent success at the Canada-Nova Scotia Offshore Petroleum Board's land sales, Canadian Superior has evolved as one of the largest acreage holders Offshore Nova Scotia with interests in six exploration and development licenses covering 1,293,946 acres. Significant joint venture agreements have been entered into with

                          CANADIAN SUPERIOR ENERGY INC.

                            2003 THIRD QUARTER REPORT

o   MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

subsidiaries of the El Paso Corporation in relation to the "Marquis" and "Mariner" Projects which encompass three exploration licenses. These projects are being pursued to establish anchor gas supply sources for the proposed El Paso U.S. $1.8 billion Blue Atlantic Pipeline and Offshore Gathering System that is to transport gas from Sable Island to Long Island, New York. The overall effect of the joint venture agreements is that Canadian Superior is contributing exploration projects identified three exploration licenses, and Canadian Superior and El Paso are pooling various financial and technical strengths and resources to develop production within a large, exciting oil and gas basin Offshore Nova Scotia.

Under the initial joint venture agreements, El Paso earned a 50% working interest in the "Marquis Project" by joining Canadian Superior in the drilling of the "Marquis" L-35/L-35A well drilled in 2002. On April 16, 2003, El Paso Corporation, through its Canadian subsidiary El Paso Oil and Gas Canada, Inc., elected to participate, on a promoted basis, in the drilling and development of our "Mariner Project". Canadian Superior has retained a 50% working interest in the "Mariner Project" and is obligated to contribute only one-third of drilling costs of the first "Mariner" test well.


"MARINER" PROJECT (EL 2409, 50% WI)

Canadian Superior's "Mariner Project" is a "World-Class" exploration project located approximately nine kilometres northeast of Sable Island, Offshore Nova Scotia. This project encompasses an area of 101,800 acres and directly offsets five significant discoveries near Sable Island, including the 1.6 tcf Venture natural gas field. El Paso Corporation, through its Canadian subsidiary El Paso Oil and Gas Canada, Inc., has farmed-in to participate in the drilling and development of our "Mariner Project".

Throughout the third quarter, preparations continued for the drilling of our next exploration well Offshore Nova Scotia. Canadian Superior and El Paso selected a location for the next exploration well, well I-85, approximately nine kilometres northwest of the Sable Island Energy Project's Venture gas field. Spudding occurred November 20, 2003 with drilling expected to continue for approximately 90 days at an estimated cost of US$30 million. El Paso is participating in the "Mariner Project" by paying 2/3 of the costs of the "Mariner" test well to earn a 50% interest in the "Mariner Project". Canadian Superior is retaining a 50% interest and is paying 1/3 of costs of the "Mariner" exploration well. This first "Mariner Project" well is a high temperature, high pressure well that is expected to be drilled to a total depth of approximately 18,370 feet to evaluate one of three large structures identified on the "Mariner Project" license. This well will be one of the deepest offshore wells drilled in Canada in 2003. The Rowan Gorilla V jack-up drilling rig has been contracted to drill this well utilizing the latest in drilling technology. The Rowan Gorilla V is one of the largest jack-up drilling rigs operating in the world.

The "Mariner Project" I-85 well is being drilled on the first of three prospects identified on the "Mariner Project" lands. The I-85 well is located in shallow water depths of approximately 180 feet on the southeast side of our license approximately 13 kilometres west, and up-dip, of the Mobil Arcadia J-16 discovery and eight kilometres northeast of the West Venture C-62 and Venture B-52 wells. The well location is on a large structure that is analogous to the proven Venture Gas Field. The targeted structure to be drilled is approximately 20 kilometres in length. Indicated closure in the first targeted structure exceeds 11,000 acres with the potential for in excess of 1.2 tcf of recoverable gas.


"MARQUIS" PROJECT (EL 2401 & EL 2402, 50%WI)

We are continuing to move forward with El Paso in planning for further drilling on our "Marquis Project" in 2004. Our "Marquis Project" is located approximately 20 kilometres northwest of Sable Island and approximately 25 kilometres northeast of the Deep Panuke Abenaki reef natural gas discovery. A targeted high-resolution 3-D Seismic Survey on the "Marquis Project" lands, originally scheduled for September of this year, has been postponed to 2004, due to adverse weather conditions. This seismic data will provide additional detailed geophysical data to tie to measured well bore data obtained through the drilling of the 2002 "Marquis L-35/L-35A" exploration well. This should establish optimal drilling locations for 2004 on the Abenaki Reef up-dip from our 2002 "Marquis" L-35/L-35A well.

                          CANADIAN SUPERIOR ENERGY INC.

                            2003 THIRD QUARTER REPORT

o   MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

"MAYFLOWER" PROJECT (EL 2406, 100% WI)

Canadian Superior's "Mayflower" block is located approximately 460 kilometres east of Boston. Mapping to date indicates the presence of five sizeable deep-water prospects within the "Mayflower" block. These large prospects are structural and are typically formed by mobile salt tectonics. Prospect sizes range from 50 to 200 square kilometres in size and are located in 1,300 to 2,500 metre water depths. We currently plan to proceed with a seismic program over the "Mayflower" block early in 2004 to define target structures for drilling in 2004. Similar deep-water structures offshore West Africa and in the Gulf of Mexico have resulted in several hundred million barrel discoveries.

The deep-water plays Offshore Nova Scotia have attracted interest from large international oil and gas companies. Canadian Superior is working to secure joint venture partners for the deep water "Mayflower" block. The "Mayflower" joint venture partnership is being structured on terms similar to past joint ventures and it should result in the release to us up to $10.3 million in secured term deposits currently assigned to the "Mayflower" block.


"MARAUDER" & "MARCONI" PROSPECTS (PARCEL #2 & PARCEL #4, 100% WI)

On November 13, 2003, Canadian Superior announced the acquisition of two new Exploration Licenses Offshore Nova Scotia from the Canada-Nova Scotia Offshore Petroleum Board, covering 370,881 acres. Land Parcels #2 and #4 were acquired for Work Expenditure Bids of $12,857,000 and $1,250,000, respectively.

The licenses, named "Marauder" (Parcel #2) and "Marconi" (Parcel #4), were targeted for acquisition based on analysis of proprietary seismic data and in-house geological evaluations. With the addition of these two new Exploration Licenses, Canadian Superior is one of the largest acreage holders in the Offshore Nova Scotia area, with interests in six exploration licenses, totaling 1,293,946 acres.

Parcel #2 ("Marauder"), encompassing 312,037 acres, directly offsets three Significant Discovery Licenses (`Uniacke', `Citnalta' and `Arcadia') and is complementary to our "Mariner" drilling prospects. "Marauder" has four seismically defined prospects, two of which lie on trend with and are related to the `Uniacke' and `Citnalta' significant discoveries. This provides Canadian Superior an attractive position in this proven area of the basin.

"Marconi" (Parcel #4), encompassing 58,844 acres, is adjacent to Exploration License 2372 (ExxonMobil, Shell, Imperial Oil), acquired in 1999 for a Work Commitment Bid of just over $55 million. Adjacent to the "Marconi" block, the Eagle D-21 well was drilled over 30 years ago and did show gas. The "Marconi" license has a seismically defined tilted fault / anticlinal prospect similar to other Sable area fields such as `Glenelg' and `Alma' and we are very excited about our new acquisitions.


TRINIDAD

"TRADEWINDS PROJECT": MULTIPLE `WORLD-CLASS' OPPORTUNITIES

During the third quarter of 2003, Canadian Superior was fortunate enough to secure a joint venture opportunity in one of the most exciting oil and gas exploration basins in the world. On October 8, 2003, Canadian Superior announced a major joint venture agreement with the Petroleum Company of Trinidad and Tobago Limited ("Petrotrin") covering two Blocks (55,000 acres) in the Mayaro/Guayaguayare Bay area. This joint venture provides Canadian Superior with `World-Class' opportunities in a very prolific oil and gas basin. Petrotrin, an integrated company fully owned by the Government of the Republic of Trinidad and Tobago, produces approximately 60,000 barrels of oil per day and owns a refinery in Trinidad capable of handling 165,000 barrels of oil per day.

                          CANADIAN SUPERIOR ENERGY INC.

                            2003 THIRD QUARTER REPORT

o   MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

Under the terms of the joint venture, Canadian Superior will initially conduct approximately 100 square miles of high resolution offshore 3-D seismic over the Mayaro/Guayaguayare area and will drill two separate seismically defined structures on the properties.

The Mayaro/Guayaguayare Blocks are highly prospective acreage comprising of approximately 55,000 acres and are located near shore along the east coast of Trinidad, positioned between the Navette (onshore) and Galeota (offshore) fields and on trend with the recently discovered BHP/Total/Talisman Angostura and Aventura Carapal Ridge fields. The Navette field is located 1.5 miles directly east from the Mayaro/Guayaguayare Blocks and to date has produced over 60 million barrels of oil. The Angostura field is located to the east of Mayaro/Guayaguayare. It was discovered in 1999 and is estimated to contain reserves of approximately 1.75 tcf of natural gas and 450 million barrels of oil. The Carapal Ridge field is estimated to contain reserves in excess of 1 tcf of natural gas. Angostura is expected to begin production in early 2005 at an initial rate of 80,000 to 100,000 bbls per day. A single well at Carapal Ridge located on trend to the west of the Mayaro/Guayaguayare Blocks has been on an extended restricted production test and is capable of producing 17,000 boes per day, while a second well at Carapal Ridge has a deliverability of 6,800 boes per day.

OUTLOOK

During the fourth quarter of 2003 and into 2004, we expect to increase Western Canadian cash flow and production significantly by focusing on the Drumheller area and high impact winter access Western Canadian plays. The continued strong support of our shareholders was evident in the recent closing of a $14.3 million flow-through share offering priced at $3.25 per share. This equity offering allowed us to increase our "Mariner Project" working interest to 50% by providing the money required to fund a one-third share of estimated costs of the first "Mariner" test well that spudded on November 20, 2003. This allowed us to effectively double our resulting working interest in the Mariner project with minimal dilution and provided us with significant upside to shareholders in this exciting project. We intend to increase the value of our corporate assets by maintaining high working interests and a strong balance sheet while aggressively developing our `World-Class' East Coast assets and our newly-acquired Trinidad interests. In summary, we have positioned Canadian Superior with several `world-class' multiple home run opportunities and at the same time we are continuing to develop our solid western Canadian cash flow and asset base. We look forward to the months to come as we develop the exciting opportunities available to our Company.

Respectfully submitted on behalf of the Management, Staff and Board of Directors of Canadian Superior Energy Inc.




/s/ GREG S. NOVAL

Greg S. Noval
President & CEO
November 28, 2003

                          CANADIAN SUPERIOR ENERGY INC.

                            2003 THIRD QUARTER REPORT

o   MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

2003 was highlighted by the closing of the Drumheller property acquisition on March 20, 2003. This strategic acquisition provides Canadian Superior with a significant, stable core operating base and significantly increases the Corporation's production and cash flow. Only revenues, expenses and production volumes related to production volumes of the property from March 21, 2003 forward were recorded on the statement of earnings of the Corporation. Selected financial and operational highlights, pro forma the Drumheller acquisition at January 1, 2003, are included in Note 7 to the financial statements.

Cash flow from operations totaled $4.3 million during the third quarter of 2003, up 1,627 percent from $0.3 million posted in the same period of 2002. Cash flow from operations was $9.7 million for the first nine months of 2003, an increase of 2,312 percent over the corresponding 2002 period.

Oil and gas revenues for the three months ended September 30, 2003 reached $9.1 million, a 298 percent increase over the $2.3 million posted during the same period in 2002 as a result of significantly higher production levels and natural gas prices. During the nine months ended September 30, 2003, revenues increased 345 percent to $23.0 million from $5.2 million for the same period in 2002.

Gas production for the third quarter of 2003 averaged 11.7 mmcf/d, up 80 percent from the 6.5 mmcf/d reported in the third quarter of 2002. The Corporation averaged $6.29 per mcf during the quarter, an 80 percent increase over the $3.49 per mcf realized in the third quarter of 2002. During the nine months ended September 30, 2003 natural gas production averaged 9.8 mmcf/d, with an average price of $6.81 per mcf, up from 4.7 mmcf/d, at an average sales price of $3.60 per mcf, for the same period of 2002.

Oil and NGLs production averaged 798 bbl/d for the three months ended September 30, 2003, an increase of 127 bbl/d over the second quarter of 2003 and more than ten times the average production for the corresponding 2002 period. Liquids prices averaged $31.93 during the third quarter of 2003, down 21 percent from $40.21 in the same period of 2002. During the nine months ended September 30, 2003, oil and NGLs production averaged 533 bbl/d, with an average price of $33.15 per bbl, up from 76 bbl/d at an average price of $34.49 per bbl in the same period of 2002.

Royalty expenses increased to $1.6 million for the three months ended September 30, 2003 from $0.6 million for the same period in 2002. Third quarter royalties included a $0.4 million refund relating to capital invested during 2002, and as such averaged 17.7 percent of third quarter revenues. For the nine months ended September 30, 2003 royalties increased to $4.5 million (19.6 percent of revenue) from $1.3 million during the same period in 2002. Significantly increased production levels in 2003, as a result of the Drumheller transaction, was the principal factor in the higher royalty expenses paid in 2003.

Production and operating expenses during the three months ended September 30, 2003 increased to $1.8 million from $0.8 million for the same period of 2002 as a result of higher production levels. Production and operating expenses totaled $4.5 million in the first nine months of 2003 up from $1.7 million the first nine months of 2002. On a unit production basis, production and operating costs averaged $7.02 per boe during the third quarter, down 11 percent from $7.89 per boe in the second quarter of 2003. Production and operating costs averaged $7.62 for the first nine months of 2003 and include workovers primarily at the Corporation's northern access properties related to optimization programs being implemented earlier in the year.

General and administrative expenses increased to $0.9 million in the third quarter of 2003, from $0.6 million in the third quarter of 2002. For the nine months ended September 30, 2003 general and administrative expenses totaled $3.4 million, up from $1.9 million for the same period in 2002. These increases can be attributed to increased staffing and associated expenses to support the Corporation's increased operations activities, as well as a one-time contractual payment due to an officer and director of the Corporation.

Depletion and amortization expenses totaled $3.8 million for the third quarter of 2003, compared to $1.3 million recorded in the same period of 2002. For the nine months ended September 30, 2003, depletion and amortization expenses totaled $8.5 million, up from $2.3 million for the first nine months of 2002. On a boe basis, depletion and amortization was $14.98 and $14.46 for the three and nine month periods ended September 30, 2003, respectively. The provision for future site restoration was $0.3 million for the third quarter of 2003, bringing the year to date total to $0.7 million, due to the increased number of wells and increased production levels associated with the Drumheller acquisition.

                          CANADIAN SUPERIOR ENERGY INC.

                            2003 THIRD QUARTER REPORT

o   MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Interest expense for the third quarter of 2003 was $0.4 million, bringing the first nine months of 2003 total to $1.0 million. Interest expense has increased as the Corporation increased its revolving production loan facility to $28.0 million in conjunction with the Drumheller acquisition on March 20, 2003. At September 30, 2003, the Corporation had drawn $25.8 million of the loan facility.

Canadian Superior earned $0.1 million in interest on its Nova Scotia Offshore deposits during each quarter of 2003. The Corporation recorded current taxes, in respect of the Federal Large Corporations Tax, of $0.2 million and recorded future income tax expense of $0.1 million for the nine months ended September 30, 2003. The Corporation posted net earnings of $0.2 million for the third quarter of 2003, bringing the nine month total to $0.3 million. During 2002, the Corporation had a loss of $0.8 million and $1.6 million for the third quarter and nine months, respectively.

Capital expenditures totaled $69.7 million in the first nine months of 2003, including $54.2 million of total costs relating to the Drumheller acquisition. Approximately $10.3 million was spent on exploration and development activities, $2.0 million on facilities and pipelines, $0.2 million (net) on land and lease costs and $3.0 million of general and administration expenses were capitalized. The third quarter of 2003 capital expenditures totaled $7.1 million, 61 percent less than the same period in 2002.

The 2003 capital expenditures were funded by the issue of $34.5 million of shares, net of costs, revolving production loan increases of $20.6 million, a note payable advance of $1.5 million, the release of $0.8 million of term deposits resulting from East Coast work commitments being performed, $9.7 million in cash flow and $2.5 million in working capital changes.

In conjunction with the Drumheller acquisition, the Corporation entered into certain commodity sales agreements and derivative financial instruments. The Corporation entered a fixed price contract for 3,000 gj/d of natural gas sales at $6.46/gj (AECO) for the term of April 1 to December 31, 2003. Additionally, a put option was purchased establishing a $6.50/gj (AECO) "floor price" on 2,000 gj/d for the same term. A fixed price oil contract covering 275 b/d for the term of June 1, 2003 to May 31, 2004 at a price of $35.75 CDN WTI was also entered into. The Corporation's hedging activities increased the third quarter of 2003 revenue by $0.1 million and had a value at September 30, 2003 of $0.3 million.

At September 30, 2003 the Corporation had a working capital deficiency of approximately $4.4 million, and available room on its production loan facility of $2.2 million.

The Corporation currently has $11.2 million in cash on deposit with the Canada-Nova Scotia Offshore Petroleum Board as security for its work expenditure commitment. Approximately $1.0 million relates to the Mariner prospect and will be released during drilling. The remaining $10.2 million relates to deposits assigned to the deepwater Mayflower block. The Corporation is currently working to secure joint venture partners for this block which, if successful, should release up to the full amount assigned to the block. On November 13, 2003, the Corporation announced it had acquired two new Exploration Licenses Offshore Nova Scotia from the Canada-Nova Scotia Offshore Petroleum Board. As a condition of the licenses the Corporation will post security in the form of additional cash deposits of $3.5 million, representing 25% of its work expenditures bids.

On November 14, 2003, the Corporation issued 4.4 million flow-through common shares, at a price of $3.25 per share, for total gross proceeds of $14.3 million. The proceeds will be used to fund the Corporation's one-third share of the Mariner I-85 well which is estimated to have a gross cost of USD $30.0 million.

The Corporation's remaining 2003/2004 winter Western Canada exploration and development program is expected to be primarily funded from operating cash flow and the potential exercise of up to 4.5 million warrants exercisable at $2.00 per share ($9.0 million), which expire in March 2004.

                          CANADIAN SUPERIOR ENERGY INC.

                            2003 THIRD QUARTER REPORT

o CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

(THOUSANDS OF DOLLARS)                          SEPTEMBER 30           December 31
                                                    2003                   2002
ASSETS                                          (UNAUDITED)             (Audited)
                                                ------------           -----------

Current assets
  Accounts receivable                            $    3,474               4,254
  Prepaid expenses                                    2,076               1,724
                                                 ----------           ----------
                                                      5,550               5,978

Nova Scotia Offshore Term deposits                   11,227              12,032
Oil and gas assets                                   93,084              31,946
                                                 ----------           ----------
                                                 $  109,861              49,956
                                                 ----------           ----------
                                                 ----------           ----------

LIABILITIES

Current Liabilities
  Accounts payable and accrued liabilities       $    8,401               6,312
  Note Payable                                        1,500                  --
  Revolving production loan                          25,784               5,150
                                                 ----------           ----------
                                                     35,685              11,462

Provision for future site restoration                 1,139                 411
Future income taxes                                   4,839               5,213
                                                 ----------           ----------
                                                     41,663              17,086
                                                 ----------           ----------
                                                 ----------           ----------

SHAREHOLDERS' EQUITY

Share capital                                        67,881              49,927
Retained earnings (deficit)                             317             (17,057)
                                                 ----------           ----------
                                                     68,198              32,870
                                                 ----------           ----------
                                                 $  109,861              49,956
                                                 ----------           ----------
                                                 ----------           ----------

Weighted average shares outstanding                  82,608              54,730
                                                 ----------           ----------
                                                 ----------           ----------


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                            CANADIAN SUPERIOR ENERGY INC.

                            2003 THIRD QUARTER REPORT

o CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
--------------------------------------------------------------------------------

                                                    Three Months Ended          Nine Months Ended
UNAUDITED                                              September 30                September 30
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)      2003         2002         2003          2002
                                                   ---------    ---------     --------      --------

Revenue
   Oil and gas                                     $   9,087        2,286     $ 22,976        5,161
   Royalties, net of royalty tax credit               (1,607)        (574)      (4,499)      (1,283)
                                                       7,480        1,712       18,477        3,878

Expenses
   General and administrative                            940          613        3,433        1,911
   Production and operating                            1,771          824        4,484        1,714
   Interest                                              447           78        1,006           78
   Depletion and amortization                          3,784        1,285        8,518        2,307
   Future site restoration                               336           45          728           75
                                                   ---------      -------     --------       -------
                                                       7,278        2,845       18,169        6,085
                                                   ---------      -------     --------       -------
Earnings (loss) from operations                          202       (1,133)         308       (2,207)

Other income
   Interest                                               78           99          288          344
                                                   ---------      -------     --------       -------
Earnings (loss) before income taxes                      280       (1,034)         596       (1,863)

Income Taxes
   Current                                                83           46          171          118
   Future (reduction)                                     --         (259)         108         (373)
                                                   ---------      -------     --------       -------
                                                          83         (213)         279         (255)
                                                   ---------      -------     --------       -------

Net earnings (loss)                                      197         (821)         317       (1,608)

Retained earnings (deficit), beginning of period         120       10,329      (17,057)      11,116

Reduction of Stated Capital (note 3f)                     --           --       17,057           --
                                                   ---------      -------     --------       -------
Retained earnings, end of period                   $     317        9,508     $    317        9,508
                                                   ---------      -------     --------       -------
                                                   ---------      -------     --------       -------
Earnings (loss) per share                          $    0.00        (0.02)    $   0.00        (0.03)
                                                   ---------      -------     --------       -------
Diluted earnings (loss) per share                  $    0.00        (0.02)    $   0.00        (0.03)
                                                   ---------      -------     --------       -------


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                            CANADIAN SUPERIOR ENERGY INC.

                            2003 THIRD QUARTER REPORT

o CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

UNAUDITED                                    Three Months Ended        Nine Months Ended
                                                 September 30             September 30
(THOUSANDS OF DOLLARS)                         2003         2002         2003         2002
                                           --------     --------     --------     --------
CASH FLOW FROM OPERATING ACTIVITIES

Net earnings (loss)                        $    197         (821)    $    317       (1,608)
Items not involving cash for operations
 Depletion and amortization                   3,784        1,285        8,518        2,307
 Future site restoration                        336           45          728           75
 Future income taxes (reduction)                 --         (259)         108         (373)
                                           --------     --------     --------     --------
 Cash flow from operations                    4,317          250        9,671          401

Net change in non-cash working capital        1,318        1,173        2,517       (2,788)
                                           --------     --------     --------     --------
                                              5,635        1,423       12,188       (2,387)
                                           --------     --------     --------     --------

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties            --           --      (54,160)          --
Exploration and development expenditures     (7,120)     (18,439)     (15,496)     (46,792)
Prospect commitment fee                          --       10,000           --       10,000
                                           --------     --------     --------     --------
                                             (7,120)      (8,439)     (69,656)     (36,792)
                                           --------     --------     --------     --------

CASH FLOW FROM FINANCING ACTIVITIES
   Revolving production loan advances          (498)       6,800       20,634        6,800
   Redemption of term deposits                   --        1,884          805        9,083
   Note payable advance                          --           --        1,500           --
   Issue of shares (net of costs)             1,983          151       34,529       16,925
                                           --------     --------     --------     --------
                                              1,485        8,835       57,468       32,808
                                           --------     --------     --------     --------

Net increase (decrease) in cash                  --        1,819           --       (6,371)
Cash at beginning of period                      --           --           --        8,190
                                           --------     --------     --------     --------
Cash at end of period                      $     --        1,819     $     --        1,819
                                           --------     --------     --------     --------
                                           --------     --------     --------     --------


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                            CANADIAN SUPERIOR ENERGY INC.

                           2003 THIRD QUARTER REPORT

o  NOTES TO FINANCIAL STATEMENTS
   (Tabular amounts in thousands except per share amounts)
--------------------------------------------------------------------------------

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of Canadian Superior Energy Inc. have been prepared by management in accordance with the accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2002. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2002.

NOTE 2: REVOLVING PRODUCTION LOAN

At September 30, 2003 the Corporation had a $28.0 million demand revolving production loan facility ("the facility") with a Canadian chartered bank of which it had drawn $25.8 million. The facility bears interest at prime plus 0.75% on the first 22.5 million of the facility and prime plus 1.0% on the excess. The facility is secured by a $50 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility is reviewed on an annual basis, with the next review scheduled for May 31, 2004.

NOTE 3: SHARE CAPITAL

a) Issued

   The Corporation's authorized share capital consisted of an unlimited number of common shares and preferred shares. The voting of common shares issued are:

                                                                   NUMBER                  AMOUNT
                                                            --------------------------------------------
   Balance as at December 31, 2002                                 65,032                $ 49,927
     Issued for cash                                               22,440                  35,000
     Issued upon exercise of stock options                            651                     546
     Issued upon exercise of warrants                                  85                     170
     Issued for cash on flow-through shares                           800                   1,520
     Tax benefits renounced on flow-through shares                     --                    (617)
     Issue costs, net of future tax reduction of $1,100                --                  (1,608)
     Reduction of stated capital                                       --                 (17,057)
                                                            --------------------------------------------
   Balance as at September 30, 2003                                89,008                $ 67,881
                                                            --------------------------------------------
                                                            --------------------------------------------

b) Warrants issued (see note 3(d)):

                                                                   NUMBER
                                                            --------------------
   Balance, as at December 31, 2002                                    --
   Issued March 20, 2003                                            4,500
   Exercised, total as at September 30, 2003                          (85)
                                                            --------------------
   Outstanding, as at September 30, 2003                            4,415
                                                            --------------------
                                                            --------------------

c) On February 25, 2003, the Corporation closed a bought deal financing for the total gross proceeds of $21.4 million comprised of 13.4 million common shares at $1.60 per share, including an over allotment allocation of 0.9 million shares.

d) On March 20, 2003, the Corporation issued 9.0 million common shares for gross proceeds of $13.6 million, relating to a best efforts unit offering. Each $1.50 unit consists of one common share and one-half purchase warrant. Each whole warrant entitles the holder to purchase a common share for a period of twelve months from the closing date at a price of $2.00 per common share.

e) On July 10, 2003, the Corporation issued 800,000 flow-through common shares, at a price of $1.90 per share, for total gross proceeds of $1,520,000.

f) On June 27, 2003, at the Corporation's Annual Meeting of Shareholders, a special resolution was approved authorizing a deduction from the stated capital account for the common shares of the Corporation of $17,057,000, being the Corporation's deficit as at December 31, 2002.

g) Stock Based Compensation

   Stock options

                                        SEPTEMBER 30, 2003           December 30, 2002
                                  ------------------------------------------------------
                                                  WEIGHTED                    Weighted
                                        NUMBER     AVERAGE          Number     Average
                                    OF OPTIONS       PRICE      of Options       Price
                                  ------------------------------------------------------
   Balance, beginning of year            5,841       $1.12           4,020       $0.92
     Forfeited                             (50)       1.50            (356)       1.14
     Exercised                            (651)       0.84            (517)       0.95
     Granted                               855        1.60           2,694        1.39
                                  ------------------------------------------------------
   Balance, end of period                5,995       $1.22           5,841       $1.12
                                  ------------------------------------------------------
                                  ------------------------------------------------------

                          CANADIAN SUPERIOR ENERGY INC.

                           2003 THIRD QUARTER REPORT

o  NOTES TO FINANCIAL STATEMENTS
   (Tabular amounts in thousands except per share amounts)
--------------------------------------------------------------------------------

The Corporation uses the intrinsic value method to account for its stock-based compensation plans. Under this method, no compensation costs are recorded in the financial statements for stock options granted to employees and directors. If the fair value method had been used, the Corporation's stock-based compensation costs and pro forma net earnings would be as follows:

                                                        NINE MONTHS ENDED
                                                       SEPTEMBER 30, 2003
                                                     ----------------------
   Compensation Costs                                           512
   Net earnings (loss)
     As reported                                                317
     Pro forma                                                $(195)

The pro forma loss per common share, both basic and diluted, would not change from reported amounts. A modified Black-Scholes option pricing model, with the following weighted average assumptions, is used to estimate the fair value of options on the date of the grant:

                                                        NINE MONTHS ENDED
                                                       SEPTEMBER 30, 2003
                                                     ----------------------
   Risk free interest rate (%)                                 4.0
   Expected lives (years)                                     10.0
   Expected volatility (%)                                      70
   Dividend per share                                         0.00

NOTE 4: RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2003, the Corporation paid $623,000 at normal commercial terms for oilfield equipment rentals to a company controlled by a director and for equipment rentals to a company controlled by an officer and director of the Corporation. At December 31, 2002, accounts receivable includes amounts totalling $1,035,000 for advances to one of the related companies. In January 2003 the officer and director assigned to the company his right to receive a $1.1 million payment from the Corporation which became payable to him under an executive employment contract with the Corporation dated July 1, 2000. The Corporation and the related company agreed to set off amounts owed to each other, such that all obligations from the related company to the Corporation were extinguished.

At December 31, 2002 accounts receivable included $137,500 for shares purchased by employees. These amounts were repaid in January 2003.

The note payable at September 30, 2003 includes $1.5 million owing to a company controlled by an officer and director of the Corporation. The amount bears interest at commercial terms. The note was repaid by the Corporation in November 2003.

NOTE 5: HEDGES

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

CONTRACT                 VOLUME         PRICE                    TERM
--------------------------------------------------------------------------------------------
NATURAL GAS
Fixed Price              3,000 gj/d     $6.46/gj (Aeco)          April 1 - December 31, 2003
Put Option               2,000 gj/d     $6.50/gj (Aeco)          April 1 - December 31, 2003
                                        strike cost $0.43/gj
--------------------------------------------------------------------------------------------
CRUDE OIL
Fixed Price              275 bbl/d      $35.75 CAD/bbl WTI       June 1, 2003 - May 31, 2004

At September 30, 2003, the estimated fair values of the above financial instruments were a receivable (income) of $0.3 million.

NOTE 6: SUBSEQUENT EVENTS

On November 13, 2003, the Corporation announced it had acquired two new Exploration Licenses Offshore Nova Scotia from the Canada - Nova Scotia Offshore Petroleum Board. As a condition of the licenses the Corporation will post security in the form of additional term deposits of $3.5 million, representing 25% of its work expenditures bids. On November 14, 2003, the Corporation issued 4,398,552 flow-through common shares, at a price of $3.25 per share, for total gross proceeds of $14,295,000.

On November 20, 2003, the Corporation announced drilling had commenced on its Mariner I-85 well offshore Nova Scotia. The Corporation will pay one-third of the estimated $30 million USD well costs to retain a 50 percent working interest in the project.

NOTE 7: DRUMHELLER ACQUISITION

The acquisition of the Drumheller property closed on March 20, 2003 with an effective date of October 1, 2002. In accordance with Canadian generally accepted accounting principles, the properties net cash flows from the effective date to the date of closing were treated as purchase price adjustments and deducted from the gross acquisition costs. Only revenues and expenses relating to the production volumes of the property from March 21, 2003 forward were recorded on the statement of earnings of the Corporation.

                          CANADIAN SUPERIOR ENERGY INC.

o  NOTES TO FINANCIAL STATEMENTS
   (Tabular amounts in thousands except per share amounts)
--------------------------------------------------------------------------------

Selected financial and operational highlights proforma the Drumheller acquisition occurring at January 1, 2003 are as follows:

                                                       NINE MONTHS ENDED SEPTEMBER 30, 2003
                                                                            PRO FORMA DRUMHELLER
                                                    As reported           ACQUISITION JANUARY 1, 2003
                                                    -----------           ---------------------------
FINANCIAL
   Revenue                                            $ 22,976                     $ 32,277
   Royalties                                          $  4,499                     $  6,599
   Production and operating expenses                  $  4,484                     $  5,514
   Cash flow from operations                          $  9,671                     $ 15,842
PRODUCTION
   Natural Gas (mcf/d)                                   9,751                       12,743
   Oil and NGLs (bbl/d)                                    533                          730
   Boe/d (6:1)                                           2,166                        2,854


o  HIGHLIGHTS

                                              Three Months Ended                   Nine Months Ended
                                                  September 30            %          September 30            %
                                               2003         2002       Change         2003       2002     Change
                                             ------      -------                   -------    -------
FINANCIAL:
   ($000's except per share amount)
   Oil and gas revenues                      $9,087       $2,286         298%      $22,976     $5,161       345%
   Cash flow from operations                 $4,317         $250        1627%       $9,671       $401      2312%
   Net earnings (loss)                         $197        $(821)        124%         $317    $(1,608)      120%

PER SHARE
   Cash Flow from operations                  $0.05        $0.00         500%        $0.12      $0.01      1100%
   Net earnings (loss)                        $0.00       $(0.02)        100%        $0.00     $(0.03)      100%
   Weighted average common shares            88,786       53,004          68%       82,608     53,004        56%
      outstanding

OPERATIONS:
PRODUCTION VOLUMES:
   Oil & NGLs (bbls/d)                          798           74         978%          533         76       601%
   Natural gas (mmcf/d)                        11.7          6.5          80%          9.8        4.7       109%
   Boe/d (6:1)                                2,748        1,157         137%        2,166        859       152%

SALES PRICES:
   Oil & NGLs ($/bbl)                        $31.93       $40.21         -21%       $33.15     $34.49        -4%
   Natural Gas ($/mcf)                        $6.29        $3.49          80%        $6.81      $3.60        89%

CAPITAL EXPENDITURES:
   Acquisition                                    0            0                    54,160          0
   Exploration and development                4,546       15,411         -71%       10,303     31,257       -67%
   Facilities & Pipelines                     1,811        1,022          77%        1,997      9,625       -79%
   Capitalized G & A                            987          901          10%        2,950      2,212        33%
   Land & Lease (net)                          (224)       1,105        -120%          246      3,698       -93%
                                             ------      -------                   -------    -------
                                             $7,120      $18,439         -61%      $69,656    $46,792        49%
                                             ------      -------                   -------    -------
                                             ------      -------                   -------    -------

                                         CANADIAN SUPERIOR ENERGY INC.

CORPORATE INFORMATION


DIRECTORS                                        OFFICERS AND SENIOR MANAGEMENT

Greg Noval, B. Comm., B.A. (Econ.), LLB          Greg Noval, B.Comm., B.A. (Econ.), LLB
     PRESIDENT & CHIEF EXECUTIVE OFFICER              PRESIDENT & CHIEF EXECUTIVE OFFICER
Robert Pilling, B. Comm., C.G.A.                 Robert Pilling, B. Comm C.G.A.
     VICE PRESIDENT                                   VICE PRESIDENT
Leigh Bilton                                     Leigh Bilton
     VICE PRESIDENT OPERATIONS                        VICE PRESIDENT OPERATIONS
Dale G. Blue, B.A.                               Jason Bednar, B.Comm., C.A.
     DIRECTOR                                         CONTROLLER
Charles Dallas                                   Michael E. Coolen, P.Eng.
     DIRECTOR                                         DIRECTOR, EAST COAST OPERATIONS
T.J. (Jake) Harp, B.Sc. Pet. Eng., P.Geoph.      Gerold Fong, B.Sc., Geophysics
     DIRECTOR                                         EXPLORATION MANAGER
Fred Purich                                      Mark Gillis, P.Eng.
     DIRECTOR                                         MANAGER, EAST COAST DRILLING
J. Ronald Woods, B.Comm., C.F.A.                 Daniel C. MacDonald B.A., Business Admin. (Finance)
     DIRECTOR                                         LAND MANAGER


INDEPENDENT ENGINEERS
                                                 SOLICITORS
Gilbert Laustsen Jung Associates Ltd
     CALGARY, ALBERTA                            McCarthy Tetrault LLP
Chapman Petroleum Engineering Ltd                     CALGARY, ALBERTA
     CALGARY, ALBERTA                            Burchell Green Hayman Parish
McDaniel & Associates Consultants Ltd                 HALIFAX, NOVA SCOTIA
     CALGARY, ALBERTA

                                                 AUDITORS
REGISTRAR AND TRANSFER AGENT
                                                 KPMG LLP
Computershare Investor Services Inc.                  CALGARY, ALBERTA
     CALGARY, ALBERTA & TORONTO, ONTARIO

                                                 BANK
STOCK EXCHANGE LISTING
                                                 Alberta Treasury Branch
The Toronto Stock Exchange                            CALGARY, ALBERTA
American Stock Exchange
Trading Symbol: SNG


                      [CANADIAN SUPERIOR ENERGY INC. LOGO]

                                   HEAD OFFICE
       Suite 3300, 400 - 3rd Avenue S.W., Calgary, Alberta Canada T2P 4H2
                     Tel: (403) 294-1411  Fax: (403) 216-2374

                                EAST COAST OFFICE
                              Purdy's Wharf Tower 1
     Suite 704, 1959 Upper Water Street, Halifax, Nova Scotia Canada B3J 3N2
                     Tel: (902) 474-3969 Fax: (902) 474-3958

                                 www.cansup.com